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SEC FILE NUMBER
8 - 44108

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 01 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert R. Meredith & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Potter (212) 969-9292
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036-2714
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, William Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert R. Meredith & Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William J Potter Chairman

Title

Notary Public

02/28/05

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

ROBERT R. MEREDITH & CO., INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands


Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Robert R. Meredith & Co., Inc.

We have audited the accompanying statement of financial condition of Robert R. Meredith & Co., Inc. as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robert R. Meredith & Co., Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 8, 2005

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash and cash equivalents	$	27,334
Cash, restricted		102,295
Receivable from clearing broker		453,983
Fixed assets, net		80,031
Other assets		50,406
	$	714,049
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	353,381
Stockholder's equity		
Common stock, no par value, authorized 200 shares, issued 100 shares		100,000
Additional paid-in capital		702,444
Accumulated deficit		(441,776)
Total stockholder's equity		360,668
	$	714,049

1. Nature of operations

Robert R. Meredith & Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations primarily consist of securities transactions executed on either an agency or riskless principal basis on behalf of its customers.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts and all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization principally using the straight-line method as follows:

Assets	Estimated Useful Life
Telephone and computer equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of lease

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

Income Taxes

The Company files its federal, state and city income tax returns on a consolidated basis with its parent. Income taxes are allocated to each company within the consolidated group as if each company filed its income tax returns separately. The current provision for income taxes as well as the deferred tax benefit is recorded in the receivable from its parent. The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $128,000 which was approximately $104,000 in excess of its minimum requirement of approximately $24,000.

4. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $100,000.

5. Fixed assets

Details of fixed assets at December 31, 2004 are as follows:

Telephone and computer equipment	$ 350,177
Furniture and fixtures	252,845
Leasehold improvements	253,665
	856,687
Less accumulated depreciation and amortization	776,656
	$ 80,031

6. Related party transactions and liquidity

Approximately 90% of revenues generated by the Company are derived from the clients of an affiliate which is 100% owned by the Company's parent, Meredith Financial Group, Inc. (collectively "MFG"). At December 31, 2004, the Company had a net receivable from MFG aggregating approximately $178,000, of which the entire balance has been reserved.

The Company did not generate positive cash flow from operations for the year ended December 31, 2004. In addition, the Company is dependent upon MFG for the continuing provision of resources such as overhead and personnel. For the year ended December 31, 2004, the Company was charged approximately $888,000 by an affiliate for the Company's allocated portion of overhead, personnel, and facility expenses. In February 2004, MFG received a signed agreement by an investor committing $1 million of capital in exchange for the issuance of MFG preferred stock. While MFG believes that its current cash resources, as a result of this transaction, should be adequate to fund its own operations as well as the Company's operations for the year ending December 31, 2005, the Company's long-term liquidity is dependent on its ability to attain future profitable operations.

7. Profit sharing plan

The Company has a 401(k) profit sharing plan which covers substantially all employees that meet certain eligibility requirements. The participants of the plan are permitted to defer up to 20% of their compensation annually; however, the deferral may not exceed the Internal Revenue Code limitation ($13,000 for 2004). The Company also makes an annual contribution matching the lesser of 100% of the employee deferral or $1,500. Any additional contributions to the plan by the Company will be made at the discretion of the Board of Directors. For the year ended December 31, 2004, the Company contributed approximately $3,800 to this plan.

8. Income taxes

The Company's deferred income tax asset aggregating approximately $213,000 results primarily from deferred rent (included in accrued expenses) of approximately $295,000 and the reserve for doubtful accounts, affiliate of approximately $178,000. The Company has established a valuation allowance equal to the deferred income tax asset as of December 31, 2004. For the year ended December 31, 2004, the decrease in the deferred tax asset of $94,000 was offset with a corresponding decrease in the valuation allowance to the deferred tax asset.

Income taxes (benefit) for the year ended December 31, 2004 are summarized as follows:

Current	
Federal	$ 61,000
State and city	22,000
	83,000
Deferred	
Federal	(132,000)
State and city	(45,000)
	(177,000)
Change in valuation allowance	94,000
Deferred taxes, net of change in valuation allowance	(83,000)
Total income taxes	$ -

9. Commitments and contingencies

The Company rents its facility under a lease which expires in September 2009. In addition to the base rent, the lease provides for the Company to pay escalations in property taxes and operating expenses.

Future minimum rent payments, exclusive of property taxes and operating expenses, are approximately as follows:

Year ending December 31,	
2005	$ 538,000
2006	566,000
2007	566,000
2008	566,000
2009	424,000
	$ 2,660,000

Rent expense was approximately $150,000, net of amounts reimbursed by an affiliate (Note 6).

As security for the lease, the Company is obligated under a letter of credit for $100,000, which is collateralized by the restricted cash.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Off-balance-sheet risk and concentration of credit risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement.